TECHNOLOGY FUNDING VENTURE PARTNERS V, AN AGGRESSIVE GROWTH FUND, L.P.
                         (A DELAWARE LIMITED PARTNERSHIP)

                               1994 ANNUAL REPORT


Dear Venture Partners V Investor:

During 1994, Venture Partners V continued to grow, both through the addition of nine new companies and one private venture limited partnership as well as through the development of more mature investments. Spanning the biotechnology, medical, industrial and business automation, and communications industries, the 1994 additions to the portfolio were: Avalon Imaging, Bolder Technology, CV Therapeutics, Khepri Pharmaceuticals, Megabios, Positive Communications, R2 Technology, RedCell, Unitech Telecom, and Spectrum Equity Investors, L.P.

Developments at the Partnership's active portfolio companies are outlined here and discussed in more detail in the Portfolio Review section of this report. During 1994, two portfolio companies--UroMed Corporation and TheraTx, Inc.--completed initial public offerings
(IPOs). The Partnership sold a major portion of its shares in the two companies during the fourth quarter for significant gains. Also during 1994, the Partnership sold its remaining shares in EROX Corporation and OrthoLogic for small gains.

In early 1994, Medical Composite Technology (MCT) was acquired by Everest & Jennings [ASE: EJ], the third-largest supplier of wheelchairs worldwide. In addition, during 1994 five portfolio companies completed new financing rounds to sustain growth. As a result, the Partnership received shares in the public company. While the Partnership achieved overall growth in 1994, several companies experienced setbacks. Operations at Oculon were significantly curtailed during the fourth quarter after its products failed to demonstrate conclusive effectiveness in clinical trials. At year-end, Transphase Systems, designer of power-saving thermal energy storage systems for large industrial users, had fallen behind in repayment of its Partnership loan, primarily because of action taken by one of its utility customers, which claimed damages due to Transphase missing milestones as well as system performance issues. The Partnership may restructure the loan to allow for the customer problems to be resolved.

SRG Holdings experienced weak sales and failed to close a needed private placement during 1994, leading to a workforce reduction. The company faces a strong challenge in building its business in 1995. Also attempting to recover from disappointing sales in 1994 is the Partnership's retail investment, Yes! Entertainment. Finally, Coded Communications Corporation, which early in the year achieved trading status on the NASDAQ system, was delisted from trading at the end of the year because of a drop in the company's net worth.

Having raised $40 million, Venture Partners V has invested $19.6 million in a growing portfolio of 33 individual companies and 5 other venture limited partnerships. Of these, only one company has failed to date. The Partnership plans to expand its portfolio further through additional investments over the next several years. As discussed in the Portfolio Review section of this report, the Partnership's portfolio contains several companies that are poised for potential exit opportunities over the next two to three years as well as a number of young companies that are just beginning to develop into mature organizations.

We hope that this Annual Report, with its enclosed Portfolio Review and Financial Highlights, increases your understanding of the portfolio and your investment.

For the General Partners,


Frank R. Pope
General Partner
Technology Funding Ltd.

1994 PORTFOLIO REVIEW

With 9 new additions in 1994, the Venture Partners V portfolio included $19.6 million invested or committed in 33 companies and 5 venture limited partnerships at December 31, 1994. A large portion of the portfolio focuses on the medical and pharmaceuticals industries.

Arcturus Pharmaceutical Corporation, a developer of dermatological therapeutics, continued to make progress in its clinical trials of dermatological therapeutics that incorporate innovative drug-delivery technology. In October, the company filed with the FDA for an Investigational New Drug study covering its first-generation immunosuppressant. Clinical studies of the company's topical delivery system for an antihistamine is now in Phase II, with Phase III expected to be completed by spring of 1995. In May 1994, the company entered into a strategic agreement with TransCanaDerm, Inc., covering production and marketing of several of that company's dermatological products in China. In the short term, Arcturus will rely on formulations and compounds that have been widely available in the West, via access to TransCanaDerm, which has 40 years of experience in marketing dermatological products. Introduction of Arcturus products will be the long-term plan.

Ascent Logic Corporation, maker of electronic system design software primarily for the defense industry, has experienced longer-than-anticipated sales cycles due to the complexity of the company's products that requires training potential users prior to finalizing a sale. In efforts to target commercial markets, the company continued to develop new unbundled systems engineering products over the past year. Although the initial release of these products received considerable interest from the financial services industry, the company is having more difficulty than originally anticipated in developing business in the commercial, rather than defense-related, market for its
suite of systems design tools.   In addition, it now appears that the
defense market is much smaller than the company had anticipated at the beginning of 1994. During the first quarter of 1995, the company had a new round of equity financing in which the Partnership did not participate. Based upon the General Partners' opinion, the Partnership recorded a decrease of $253,564 at December 31, 1994 in the fair value of its existing investments.

Avalon Imaging, Inc. became part of the Partnership portfolio in December 1994. The industrial automation company designs and manufactures industrial vision systems used primarily to inspect molds in plastics injection molding machines. Already a leader in its niche for plastic injection molding, the company expects to leverage its technology base to go after additional markets, such as metal injection molding, on both the domestic and international fronts.

Biex, Inc., a developer of estrogen-based medical diagnostics for early detection of the onset of labor, completed its initial, "proof of concept" trials for its labor detection diagnostic with better than expected results. The diagnostic is significantly more accurate in predicting whether a woman will go into early labor or will reach full term than any current alternative methods. As a result, the Biex product could fit in exceptionally well in a managed-care program by allowing obstetricians to segment out high-risk patient care from standard care treatment and reduce healthcare costs associated with premature births. The high degree of accuracy in the initial trials helped attract a fourth-quarter financing round with a new investor at a 35-percent increase in the value of the company's stock and is expected to lead to a pre-marketing approval of the product in 1996. The Partnership participated in a $1.4 million financing round in October 1994, the pricing of which indicated an increase in fair value of $44,872 in the Partnership's current Biex investment.

Bolder Technology was added to the Partnership portfolio in September and October 1994 with a total investment of $550,000. The company designs and manufactures advanced, rechargeable thin metal film (TMF) batteries. Bolder's batteries deliver significantly more power at a smaller size and can recharge faster than any commercial technology. The company has signed an agreement to initially provide limited quantities of batteries to a large power tool manufacturer. Initial tests have been quite positive. The company is also in the midst of discussions with several other potential corporate partners for a variety of applications. The major challenge facing the company is to achieve large-scale production capability for meeting its contracts.

Circadian, Inc. [NASDAQ: CKDN] partners with private doctor practices, multi-doctor medical groups, and managed care groups to provide a comprehensive asthma management program within existing medical practices. The company closed a multifaceted collaboration in 1994 with Glaxo, which will invest or loan $5 million to facilitate opening new centers. Additionally, Glaxo will pay a per-patient fee for access to outcomes data that Circadian is tracking on Airways patients. Glaxo has a significant effort and focus on marketing asthma drugs, and they see the Airways program as a vehicle for enhancing their sales. Circadian's hardware and diagnostic sales operations continued to improve and become profitable over the past year. In June 1994, the company announced a joint venture with Allergy Clinics of America
(ACA), the largest provider of comprehensive care for asthma and allergy patients, to open 15 Airways Asthma Centers. During the fourth quarter, ACA was acquired under terms that negated the Circadian joint venture.

Coded Communications Corporation [NASDAQ: CODE], a maker of wireless equipment used in land-based mobile radio communications systems, expanded further into the commercial satellite services business in mid-1994 by acquiring a 40 percent stake in Domestic Satellite Philippines Inc. (DOMSAT), a provider of satellite-based communications services in the Philippines. In addition, Coded's satellite communications division, ComViSat, booked its first customer order, valued at more than $2.5 million, in the third quarter of 1994. The company has been pursuing very large equipment orders, the timing of which can have a profound effect on quarterly financial reporting. In December, the company's stock was delisted from the NASDAQ SmallCap Market because its net shareholders' equity had fallen below $1 million. Given the timing of the event, the Partnership recorded a decrease in fair value of $705,669 to reflect the publicly traded market price at December 31, 1994. Coded is actively pursuing financing as well as other options in order to achieve NASDAQ listing compliance. Following the end of 1994, the company retained the Bank of Boston as the financial advisor in connection with a contemplated private placement. Coded remains firmly planted in the fleet management industry, providing wireless data networks, automatic vehicle location systems, mobile computer terminals, and network software through distributors in the U.S. and Europe.

CV Therapeutics, added to the Venture Partners V portfolio in March 1994, is dedicated to discovery and development of novel, cost-effective treatments for chronic cardiovascular disease, using new tools of molecular cardiology combined with the clinical cardiology expertise of its founders. The company's initial products involve CVT-1, a novel inhibitor of cholesterol absorption, which should offer significantly reduced toxicity and side effects compared to existing drugs. CV Therapeutics is also developing inhibiting antisense compounds for restenosis, the reclosure of arteries that commonly occurs following angioplasty. Early in 1994, the company closed a $16.6 million private placement designed to provide resources through 1995. Plans for CVT-1 remained on target throughout the year. A multiple-dose trial was completed in June 1994 showing no clinically significant side effects. Formulations were completed in November for both liquid and tablet. The company's manufacturing process was refined and put in place to meet demand for the Phase II multicenter clinical trials begun in late 1994. Parameters of the CVT-1 Phase IIA dose-finding study have been set and 15 investigative sites have been selected. Patient enrollment will begin in January 1995.

During the first quarter of 1994, the Partnership sold its remaining holdings in EROX Corporation [NASDAQ: EROX] for total proceeds of $193,437 and a realized gain of $83,437. In 1993, the Partnership had sold 90,000 shares for a realized gain of $56,313. A developer of pheromone technology-based fragrances, EROX had launched its new fragrance RealmTM in 1993 with a marketing concentration on direct marketing television spots called "infomercials."

Intelliwire, a spin-off of portfolio company Physiometrix, Intelliwire is making some progress on its steerable guidewires and balloon catheter and is about to begin animal trials on the product. Also under development are a rapid-exchange guide wire and catheter system that does not interfere with the very strong patents that apply to competing products. Intelliwire's design also has distinct advantages over existing products, particularly with respect to ease of use. Intelliwire is a minor investment for the Partnership, which does not intend to invest in future rounds.

Khepri Pharmaceuticals was added to the portfolio in November 1994. Khepri Pharmaceuticals is an early-stage biopharmaceutical company focused on the discovery and development of novel drugs based on proteases and protease inhibitors. Based in South San Francisco, California, Khepri was formed in September 1992 to exploit a new understanding of the role of proteases in human disease. Initial disease targets are small cell lung cancer, asthma, and diseases characterized by tissue destruction such as rheumatoid arthritis, osteoporosis, and stroke. Khepri is in discussions with potential corporate partners to support the development and marketing of its protease-based drug programs.

Lynk Systems is a provider of third-party processing of financial transactions. The company's initial focus has been on debit transactions conducted through its "scrip" terminals, which are similar to automated teller machines. Instead of cash, the system issues a coupon that is used to make a purchase. The company significantly expanded its installed base of scrip terminals over the past year and aggressively pursued the credit transaction processing market. Several large credit institutions, including the Commercial Bank of Georgia and MasterCard, formed agreements with Lynk during 1994, in part because of the company's advantage of providing both credit and debit services in one package. Lynk invested in setting up the infrastructure to develop the credit business throughout most of 1994. Entering 1995, the company anticipates that recurring revenues will begin to surpass overhead associated with the development of this second market during early 1995.

Medical Composite Technology (MCT) was acquired by Everest & Jennings International [AMEX: EJ] in January 1994. The Partnership's holdings in MCT were exchanged for 592,717 unrestricted shares of Everest & Jennings common stock. Everest & Jennings, which is engaged in the design, manufacture and marketing of wheelchairs, homecare beds and other durable medical equipment, is in the midst of a turnaround, and the new management team has done an excellent job of stabilizing the company. During this process, the company has kept a relatively low profile, and the stock market has yet to recognize the significant new potential of the company. At this point, the company is starting to realize the benefits of cost controls, improved product deliveries and improvement in operating efficiencies. Moving into its second year of merged operations E&J is continuing to post improved financial performance. If the company is successful in rolling out innovative new products designed by MCT, it is hoped that E&J's stock price will improve in 1995.

Megabios Corporation, a first-stage biotechnology company specializing in gene therapy, was added to the Partnership's portfolio in September 1994. Following that investment, the company has hired a full-time CEO, raised an additional $1 million in a equity financing, and moved into a new, larger facility. Megabios has focused on completing its management team and was negotiating at year end with a highly rated candidate to head research and development. The company has demonstrated the ability to deliver gene-based therapeutic agents through a number of routes of administration including aerosol, intravenous, and direct injection. Megabios has formed is first major partnership, with Glaxo, in the field of fighting cystic fibrosis, and is broadening its technology platform to collaborate with additional corporate partners in the coming years.

Molecular Geriatrics Corporation (MGC) closed a $10.4 million private placement in April 1994. The company is in partnering discussions with several pharmaceutical companies regarding development efforts for MGC's Alzheimer's therapeutics. Progress also continues in developing a definitive diagnostic that could ultimately provide a swift diagnosis of Alzheimer's at lower cost and also provide utility in monitoring the progress of the disease. An IPO planned for late December was postponed due to the departure of D. Blech Co. from the investor group. The company is instead raising $1.7 million from private investors to fund further development of Alzheimer's diagnostics and therapeutics. In addition, the company is seeking partners for its Alzheimer diagnostic drug screening technology and has received interest from several drug companies.

Oculon Corporation was a major portfolio disappointment in 1994. At the end of 1994, the developer of cataracts diagnostics and therapeutic Oculon experienced a series of negative developments. Citing personal reasons, the company's experienced and respected CEO submitted his resignation. An equally difficult problem arose regarding the company's clinical trials. Oculon was running two trials in parallel for its initial lead compound, OC-2, which is designed to prevent post-surgical cataracts. One of the trials was a formal Phase II study; the second was a smaller, informal study designed to provide the company with early efficacy data. The company found that OC-2 demonstrated no efficacy in preventing or even inhibiting development of post-surgical cataracts. Consequently, both studies have been halted and all OC-2 development efforts have been canceled. As a result, the General Partners have determined that there has been a permanent decline in the value of the Partnership's investment. Accordingly, the Partnership has written off its investment of $460,000, of which $350,000 was outstanding as of January 1, 1994. Oculon's board is currently evaluating options for proceeding with the company.

In January 1994, the Partnership sold all of its holdings in OrthoLogic Corporation [NASDAQ: OLGC] for total proceeds of $19,079 and a realized gain of $8,578. The company had gone public in January 1993.

Oxford GlycoSystems Group PLC, an established leader in the growing field of carbohydrate technology, is the sole supplier of instrumentation for the separation, analysis, and sequencing of carbohydrate molecules. Oxford's GlycoPrep isolates and purifies carbohydrate molecules, and its RAAM product is the only carbohydrate sequencer currently on the market. The company's sophisticated instruments, biochemical products, and contract services are used by drug developers and manufacturers. In 1994, research product sales and instrument sales each increased by more than 50 percent over the preceding year, with biochemicals registering a smaller gain. Carbohydrate library development, the highly detailed cataloguing of carbohydrate configurations, continues as a priority in the company's research program. With market conditions continuing to preclude an IPO, the company has been seeking an acquisition in the instruments area to support instrument sales and has acquired the electrophoresis business from Millipore. In parallel, Oxford is closing a $7.5 million financing as of late March 1995.

Paradigm Biosciences, Inc., an early-stage developer of human therapeutics for age-related immunosuppression, trauma-induced immunosuppression, and certain autoimmune disorders, announced encouraging preliminary results from the mid-year clinical trials of its influenza vaccine technology. The company, whose technology utilizes a novel approach to treating immune disorders that relies on the body's own chemistry, began potential partnering discussions with a leading vaccine developer for the design of an improved influenza vaccine and with other pharmaceutical companies to develop a portfolio of vaccine products. The company continues to refine selection of its first candidate for clinical study and has narrowed its choices to three significant fields. Paradigm will file a company-sponsored clinical study in May 1995 involving the pro-hormone, DHEAS. It has also structured a relationship for supply of DHEAS with Kaneko, a Japanese drug company.

Periodontix, Inc. is an early-stage biotechnology firm attempting to develop the first therapeutic agents and treatments for periodontitis
and gingivitis.    In August 1994, the company moved into permanent
headquarters and laboratories in Watertown, Massachusetts. The company has synthesized and evaluated antimicrobial activity of a number of new peptides based on the natural histatin proteins found in saliva. The company has identified two that have good antimicrobial activity even against the microorganism associated with periodontal disease. In addition, the company has good leads on several more peptides that are being synthesized under contract prior to evaluation by Periodontix in 1995. Periodontix has discovered that there are both active and inactive forms of the peptide molecules that have been under study. Further analysis of the distinguishing characteristics is currently under way, and the company expects to begin clinical studies of its peptide compounds in early 1995. Scientific work continues on a contract basis with Dr. Frank Oppenheim, the inventor, at Boston University, an institution recognized for its experience with delivery systems and biocompatible materials.

PHERIN Corporation, a developer of therapeutics to treat disorders such as sexual dysfunction, received its first patent in April 1994 to protect the design and delivery of specific pheromones to a site in the nasal cavity called the vomeronasal organ. The company is developing a number of proprietary, synthetic derivatives of pheromones called vomeropherins. The nasally administered vomeropherin appears to offer several advantages, including quick delivery to the central nervous system, rapid action, and fewer side effects. The first testing began in 1994 on an anxiolytic in a small, pre-clinical trial. In the fourth quarter, the company recently hired a medical director to plan and launch clinical trials. In late 1993, PHERIN completed a $1.5 million equity round in which the Partnership did not participate. Based upon the General Partners' assessment of the round, the Partnership recorded a decrease in fair value of $500,000 for its PHERIN holdings.

During 1994, Physiometrix, Inc., a developer of neuromonitoring systems, had a reverse stock split and closed two rounds of financing. The pricing of the second round, in which the Partnership did not participate, indicated an increase in fair value of $1,579,912 for the Partnership's existing investment. The financings should allow the company to accelerate the market roll-out of its initial product, the HydroDot NeuroMonitoring System, as well as new product development. The NeuroSave Digital Archiving system is slated for market launch in the first quarter of 1995. Additional disposable products for the cardiology market have, or are close to, receiving FDA approval and will be launched through corporate partners in the same time frame. To support its development into an operating company, Physiometrix is relocating most of its operation to Boston, Massachusetts, retaining a downscaled facility on the West Coast for development activities.

In September 1994, Positive Communication, a nationwide distributor of pagers and paging services, was added to the Partnership portfolio.
The company wholesales pagers to retail chains and functions as a reseller of paging airtime to resulting subscribers from its pager sales. As a reseller, Positive buys airtime at wholesale rates from major carriers and directly resells the service to customers. The company targets its products and services at the retail consumer market, which is the most rapidly growing segment of the general paging market.

R2 Technology was added to the Partnership portfolio in May 1994. The early-stage medical equipment company is developing computerized mammography systems that assist radiologists in significantly improving the diagnoses of mammograms. In July, the company announced a contract with Lockheed to assess the feasibility of using Lockheed's neural network, a computer architecture capable of learning from experience, to aid in the detection of breast cancer in its earliest stages. R2 has developed two separate systems for displaying its output for reading mammograms and is testing them in collaborations with the Palo
Alto Clinic in northern California.   The prototype sample of its
light-box viewing system continued to detect about 50 percent of previously undetected cancers in the test samples being used for evaluation in 1994. The company has had ongoing discussions with several FDA consultants in preparation for its clinical trials filing and is beginning discussions with insurance companies and health plan providers regarding the reimbursablity of computed mammography technology.

RedCell, Inc., a first-stage biotechnology company seeking to become a leader in the growing field of red cell-mediated therapy, joined the Partnership portfolio in late 1994. The company's "anchorage" technology capitalizes on the unique physiology of red blood cells and their continuous delivery to the body's tissues and organs through the vascular system, using these cells as the basis for treatment of diseases. The "anchor" comprising the basis of RedCell's technology is a synthetic, organic molecule constructed to function much like an adapter that connects other physiological elements, including
therapeutic drugs.   Following the end of the year, the Partnership
participated in a $4.5 million financing with new investors.

SRG Holdings is a third-stage company that manufactures and distributes fluid sealing consumables such as hoses, rubber gaskets, and packing systems. SRG's goal has been to capitalize on the fragmented fluid-sealing components sector of the maintenance, repair, and operations
(MRO) industry by creating the first national value-added distribution
system.   In 1994, the company added a chief operations officer to
oversee formulation of a new operations plan and opened a facility in Baton Rouge, Louisiana, considered an essential location in the creation of its national network. On a negative note, an important private placement failed to close, leading the company to institute a reduction in its workforce and tighter inventory cost savings programs. Having secured consolidated purchasing agreements with key suppliers, however, the company enters 1995 focused on achieving profitability and
positive cash flow.   During 1994, the Partnership issued convertible
notes totaling $173,141 to the company.

In early 1994, Tessera completed a new round of financing at a lower valuation; the Partnership did not participate. In late 1994, another round of financing was completed with a new investor; this financing was at a higher valuation than the prior round, but equal to the Partnership's cost basis. Formerly IST Associates, Tessera is developing a multichip module technology.

TheraTx, Inc. [NASDAQ: THTX], a provider of therapy services in skilled nursing facilities, had a highly successful year in 1994 that featured steady expansion of its network of rehabilitation centers and a June 23 IPO. In May, TheraTx acquired PersonaCare, a larger organization whose business complemented that of TheraTx. The combined assets made TheraTx the premier sub-acute care provider in the country. The integration of the broad range of sub-acute programs offered by PersonaCare has proceeding smoothly. The company's IPO was at $12 per share; the average cost of the Partnership's TheraTx holdings was $2.36 per share. The Partnership's warrants and preferred shares were converted to 264,146 common shares in TheraTx at the IPO. Of these, 54,104 shares were sold into the offering, resulting in a realized gain of $442,355 to the Partnership. By year end, an additional 129,000 shares had been sold raising the realized gain total for 1994 to $2,594,804. In addition, the Partnership still held 81,042 shares at year end with a December 31, 1994 value of over $1.5 million. In 1994, TheraTx secured a $65 million revolving credit line that enabled it to repay $14 million of existing debt, adding to $17 million of debt previously retired from IPO proceeds. The arrangement also helped finance another large acquisition made following year end. In January 1995, TheraTx acquired five skilled nursing facilities and an assisted living facility in Florida previously managed by Southern Management Services, Inc. as well as a national medical supply distribution business with more than 1,000 customers nationwide and distribution centers in five states.

Unitech Telecom was added to the Partnership portfolio in May 1994.
The Partnership issued a $100,000 convertible note receivable to the company and received warrants to purchase 36,364 common shares at an exercise price of $2.75 per share, expiring in May 1999. With offices in Oakland, California, and Beijing and Hangzhou, China, Unitech is a developer of telecommunications devices focused on the vast and rapidly growing telecommunications market opportunity in China. Unitech's products are currently used by over 17 Chinese telecommunications companies, including municipalities of several large Chinese cities.
In July 1994, the company obtained a majority position in its joint venture with Hangzhou PTT, Hangzhou Unitel. Unitech's goal is to provide a "total solution" for local loop telephony systems. The company is working with a number of vendors with complementary products and plans to offer wireless transmission solutions in the future. Unitech has begun testing Panasonic's Personal Handyphone System (PHS) technology and has signed a joint development agreement with Panasonic to integrate Unitech products with the PHS technology. Unitech is looking at other wireless technologies as well.

UroMed Corporation [NASDAQ: URMD], a developer of medical devices for use in urology and gynecology, completed its IPO on March 9, 1994 at $8.00 per share, raising $40 million. The company's Reliance insert is a balloon-tipped, single-use soft and expandable plug device used to treat female urinary incontinence, which is said to affect 8.5 million women in the U.S. At mid-year, UroMed received notice from the FDA that the product would likely require a Pre-Market Approval (PMA) filing when it was hoped that a less time-consuming 510(k) approval route would suffice. Uncertainty over the issue coupled with generally down market for medical issues caused the stock price to reach a low of $3.00 in October and again in December. In late December, UroMed signed an important $21 million distributorship agreement for the Reliance Insert in Germany and moved into an expanded facility in preparation for the planned launch. The company's stock price closed 1994 at an improved $5.50 per share. The Partnership shares, which were converted into UroMed common stock at the IPO, were acquired for
an average of $1.59 per share.   By year end, the Partnership, which
invested a total of $525,000 in UroMed in 1992, had sold 150,000 shares for proceeds of $761,918. Following year end, the Partnership sold its remaining shares for additional proceeds of $1,023,996.

For Velocity Development Corporation, a software publisher specializing in the consumer software sector, 1994 was a pivotal year in terms of redirection. A strong management team completed in early 1994 successfully shipped new software products and made progress toward developing innovative new products through key relationships with major manufacturers. Velocity's list of licensing and development relationships now includes Time-Warner, Disney, Sony, Silicon Graphics/Nintendo, Creative Labs, Apple and Sega. During 1994, Velocity Development concluded an agreement with a major entertainment conglomerate to provide networked computer games for forthcoming virtual reality amusement parks. Velocity began discussions with a major computer manufacturer and an interactive network company concerning an on-line games "channel" that Velocity will develop.
Also, an agreement was reached with a leading multimedia hardware vendor to bundle certain Velocity products with a forthcoming multimedia hardware product. Velocity received a mid-year acquisition offer from SoftKey. In the third quarter, the Partnership issued $500,000 in convertible notes and received warrants for common shares as part of a bridge financing round that strengthened Velocity's negotiating position and provided time to review alternative financing strategies. After weighing the benefits of selling its position to SoftKey, the Partnership made the decision in late 1994 to increase its stake in Velocity, making an additional $1,000,000 investment that, together with the prior notes and interest, were converted into 12,572,652 Series A Preferred shares with a total cost basis of
$2,068,674.   This investment was matched by an equity investment of
approximately $5 million by SoftKey. With these added resources and a management team that has demonstrated its ability to generate value despite adversity, Velocity is well positioned for future growth in the information technology market. Coincident with the latest financing, Velocity Development became a Delaware corporation now called Velocity, Incorporated.

Yes! Entertainment Corporation is a second-stage consumer products firm that specializes in interactive storytelling toys for children. The most popular to date has been a talking stuffed animal called the TV Teddy, Tell Me a Story players and books, and Pop-Up Sound Books. Although the company did not expand to the extent anticipated in 1994, Yes! Entertainment introduced two new Yes! Interactive Books and an extension of the company's Princess of the Flowers line of products. The company also executed a license agreement with the Walt Disney Company to use Mickey Mouse and Winnie the Pooh characters in the
company's Come To Life product line.   In May 1994, the company
completed a new financing round in which the Partnership did not participate. The pricing of this round occurred at a lower price per share and resulted in a decrease of $487,500 in the fair value of the Partnership's referred stock holdings.

VENTURE CAPITAL PARTNERSHIPS

Colorado Venture Management Equity Fund IV, L.P., a $5.1 million private venture capital limited partnership managed by the Boulder, Colorado-based firm of Colorado Venture Management (CVM). The fund is focused on start-up and early-stage ventures in services and technology-based businesses and is expected to provide Venture Partners V with an early view and access to new investment opportunities in the Colorado area. During 1994, the fund placed a total of $2.02 million in its first seven portfolio company investments, including Avalon Imaging (a direct investment of Venture Partners V). As each of these investments is in a very early stage of development, near-term liquidity events are not currently expected from the fund.

El Dorado Ventures III, L.P. is a $41.6 million private venture capital limited partnership managed by El Dorado Ventures, Inc., a venture firm with Cupertino and Pasadena, California-based offices. The fund, which focuses on early-stage investment opportunities in California, added 6 new companies to its portfolio during 1994. Total partners' capital was increased by $5.7 million during the year by fund performance. To date, El Dorado Ventures III has invested $17 million in 15 companies.

O,W&W Pacrim Investments, Ltd., is a Singapore-based $10 million venture capital fund that was added to the portfolio in May 1993. The fund will actively seek investments in the Pacific Rim, North America, and Europe. This investment provides the Partnership with the opportunity to further diversify capital in early-stage deals and increases the likelihood of referrals for direct investment opportunities. During 1994, OW&W added two new companies to its portfolio, which now contains 11 active companies in locations including Malaysia, Taiwan, Singapore, the Cayman Islands, Hong Kong, the British Virgin Islands, and the United States. These investments cover a spectrum from high technology to consumer/retail products and services.

Spectrum Equity Investors, L.P. is a $100 million private venture capital limited partnership focused specifically on early- to later-stage companies in the communications industry. The businesses in which it will invest include cellular telephones, pagers, specialized mobile radio, specialty publishing and cable television. In 1994, the fund completed its first three portfolio company investments.

Trinity Ventures IV, L.P. is a $45 million private venture capital limited partnership managed by Trinity Ventures of San Mateo, California. The fund is focused on investments in the software, consumer, and healthcare industries and provides the Partnership with an excellent referral base for investment opportunities. To date, Trinity Ventures IV has invested a total of $12.7 million across 11 investment companies, 10 of which are still active.

FINANCIAL HIGHLIGHTS

Cash and cash equivalents at December 31, 1994 were $11,371,533, down from $16,187,289 at the end of 1993. In 1994, the Partnership purchased or issued equity investments and notes receivable totaling $8,642,432. Proceeds from sale of investments of $3,287,569 were received along with repayments of notes receivable of $1,247,037.

During 1994, investment cost basis increased by $6.0 million primarily due to new investments, partially offset by stock sales with a cost basis of $.8 million and note repayments as discussed above, as well as a $.5 million write-down related to Oculon. Fair value of investments increased by $5.2 million primarily due to new investments funded.

The Partnership recorded a net income of $1,221,882 in 1994 compared to $1,261,084 in 1993. The 1994 net income was mainly due to realized gains from sale of equity investments of $3,209,979, partially offset by a net operating loss of $689,890.

The net operating loss consisted of operating expenses of $800,000 and management fees of $796,201, both of which were consistent with the prior year; the Partnership also recognized interest income of $943,311.

SELECTED FINANCIAL DATA

                              FOR THE YEAR ENDED AND AS OF DECEMBER 31,
                                      1994         1993        1992
Cash and cash equivalents        $11,371,533   16,187,289   23,437,348
Total investments--cost basis     18,063,968   12,066,459    5,899,163
Total investments--fair value     20,420,915   15,180,488    7,123,199
Total liabilities                    (86,393)    (123,688)    (553,119)
Net assets                        32,513,456   31,291,574   30,030,490

Cumulative distributions
  paid to date                      (887,950)    (887,950)    (887,950)

Net operating loss                  (689,890)    (503,124)  (3,511,985)
Net realized gains from sale
  of investments                   3,209,979       65,814        --
Realized losses from investment
  write-downs                       (541,125)    (187,887)       --
Net realized income (loss)         1,978,964     (628,909)  (3,516,642)
Change in net unrealized fair value:
  Equity investments                (314,082)   1,933,993    1,297,036
  Secured notes receivable          (443,000)     (44,000)     (73,000)
Net income (loss) )                1,221,882    1,261,084   (2,292,606)
Net realized income (loss) per Unit        5           (2)         (16)

The comments in this letter and portfolio overview reflect the General Partners' views. These items have not been reviewed or approved by the Partnership's auditors. Copies of the complete 10-K Report filed with the Securities and Exchange Commission are available upon request.

Incorporated by reference hereto is the Audited Financial Statements contained in the Partnership's Annual Report on Form 10K filed with the Securities and Exchange Commission on March 17, 1995.